UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39755

NAVITAS SEMICONDUCTOR CORPORATION

The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2101 El Segundo Blvd., Suite 204,

El Segundo, CA 90245

844-654-2642

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

Class A common stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Live Oak Acquisition Corp. II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Navitas Semiconductor Corporation

October 19, 2021	By:	/s/ Gene Sheridan	Chief Executive Officer
Date		Name	Title